Pernod Ricard

82-3361

03003736

January 28th, 2003

AP/DD/54.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SEC MAIL PROCESSING
RECEIVED
FEB - 7 2003
WASH. D.C. 181 SECTION

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

SUPPL

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 1page

dlw 2/10

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 174 798 646 €

Pernod Ricard

Pernod Ricard
Une action gratuite pour quatre

Paris, 28 janvier 2003 – Le conseil d'administration de Pernod Ricard, réuni le 28 janvier 2003, a décidé d'augmenter le capital social de la société par incorporation de réserves et distribution d'une action gratuite pour quatre actions anciennes.

Les nouvelles actions porteront jouissance à compter du 1er janvier 2002. Elles seront attribuées à compter du 14 février 2003 et bénéficieront de l'acompte sur dividende de 0,90 euros par action (ouvrant droit à un avoir fiscal de 0,45 euros) qui a été mis en paiement sur les actions anciennes le 14 janvier 2003.

La dernière distribution d'actions Pernod Ricard avait eu lieu en Juillet 1994, à raison d'une action gratuite pour cinq détenues.

Contacts
Alain-Serge Delaitte / Communication Tel: +33 (0)1 41 00 40 95
Patrick de Borredon / Relations investisseurs Tel: +33 (0)1 41 00 41 71

Pour plus d'informations sur Pernod Ricard, vous pouvez consulter notre site Internet : www.pernod-ricard.com